Mark J. DeCesaris
acting Chief Financial Officer

TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
November 19, 2008
VIA EDGAR AND BY FEDERAL EXPRESS
Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Corporate Property Associates 15 Incorporated Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008 File No. 000-50249
Dear Ms. LaMothe:
Set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 5, 2008 (the “November 5 Letter”), with respect to the Form 10-K for the year ended December 31, 2007 filed by Corporate Property Associates 15 Incorporated (the “Company”) on March 31, 2008. The responses to the Staff’s comments are set out in the order in which the comments were set out in the November 5 Letter and are numbered accordingly.

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements and Notes
Consolidated Statements of Income, page 44
1.	We note that you have included distributions declared per share on the face of your Statements of Income instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.
The Company observes that Regulation S-X Rule 10-1 (b)(2) for interim financial statements requires that “...the income statement shall show earnings per share and dividends declared per share applicable to common stock.” Further, with respect to annual statements, Regulation S-X Rule 3-04 for Changes in other stockholders’ equity requires that “An analysis of the changes in each caption of other stockholders’ equity presented in the balance sheets shall be given in a note or a separate statement.... With respect to dividends, state the amount per share and in the aggregate for each class of shares.”
The Company only has a single class of common shares. The Company has historically presented dividends on the face of the Consolidated Statements of Income on a consistent basis for reporting of annual periods on Form 10-K as well as interim periods on Form 10-Q.
In future annual filings, the Company will provide the dividend per share information on the face of the Consolidated Statements of Shareholders’ Equity as required under Regulation S-X Rule 3-04. In addition, the Company has disclosed and will continue to disclose the break down of tax character of its distributions in the footnotes as required by Regulation S-X Rule 3-15(c) “Special provisions as to real estate investment trusts.”
Because the Company is required to disclose distribution information under Regulation S-X, the Company does not believe that its distribution disclosures would constitute voluntary disclosures as described in paragraph 37 of SFAS 128.

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

Note 2 – Summary of Significant Accounting Policies
Treasury Stock, page 50
2.	We note that your repurchased treasury shares are recorded at cost. Based upon information provided in your Form 8-K filings, it appears that the cost of treasury shares is determined using your calculation of a “Net Asset Value”. Please confirm. Additionally tell us whether the number of restricted shares issued to your advisor as payment for certain fees, disclosed on page 55, is also determined based upon Net Asset Value. Describe what consideration you gave to disclosing this information, including a description of the calculation of Net Asset Value.
The Company confirms that its calculation of estimated net asset value (adjusted for a surrender charge) is the basis for the redemption price the Company pays to repurchase shares which are then held as treasury stock. The Company also uses its calculation of estimated net asset value to determine the number of shares issuable to the advisor in lieu of cash fees and the price at which shares are issued under the Company’s dividend reinvestment and share purchase plan. The Company acknowledges the Staff’s suggestion of disclosing this information in its annual reports and agrees that it would be useful disclosure. Accordingly, in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, the Company has added disclosure describing its calculation of estimated net asset value and its use in determining the redemption price of the Company’s shares and the number of shares issuable to the Company’s advisor in lieu of cash fees. This disclosure is attached as Exhibit A to this letter. The Company undertakes to include similar disclosure in future quarterly and annual reports.
Note 7 – Acquisitions of Real Estate-Related Investments
Equity Investments in Real Estate Acquired, page 59
3.	Please clarify the percentage interest you hold in each the property venture and the lending venture and how you determined that you had a total effective interest in the ventures of 38%. In addition, given the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, tell us how the lending venture is accounting for their involvement with the limited partnership and the basis in GAAP for their accounting treatment.

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

The Company’s interest in both the property and lending ventures as well as its effective interest in the combined ventures as of the date of acquisition are shown in the table below.

	Lending Venture (a)		Property Venture (a)		Combined
	Original		Original		Original
	Capital	%	Capital	%	Capital	%
CPA 14	€10,519,867	31%	€3,640,154	33%	€14,160,021	32%
CPA 15	12,751,354	38%	4,412,308	40%	17,163,662	38%
CPA 16	8,607,164	26%	2,978,308	27%	11,585,472	26%
WPC LLC (b)	1,677,810	5%	—	0%	1,677,810	4%

	€33,556,195	100%	€11,030,770	100%	€44,586,965	100%

(a)	A wholly-owned subsidiary of CPA 16 is the managing member of the respective venture.

(b)	WPC LLC subsequently granted an option to the CPA® REITs to purchase its interest in the Lending Venture when the relevant put or call offers (described below) are exercised by the Property Venture at a future date.
A diagram of the organizational structure for this transaction is provided in Exhibit B. Capitalized terms used below represent entities depicted in the attached diagram.
Hellweg Background/Accounting
For larger transactions, more than one CPA® REIT will often participate in a transaction through a shared investment vehicle in order to provide for greater investment diversification. Consistent with other investments, the entities involved in this transaction desired to purchase the underlying properties and lease them back to the users.
In the case of the Hellweg transaction, for personal financial planning reasons, the seller (who is an individual — hereinafter referred to as “the Seller”) desired to structure a transaction that transferred the economics to the CPA® REITs while still monetizing the sales value by transferring the legal ownership in the underlying properties over time.
Accordingly, as an accommodation to the Seller, the CPA® REITs agreed to a structure a transaction whereby, through the exercise of either the put or the call features on the Seller’s remaining interests described below, the CPA® REITs through their joint venture

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

in Property Venture would own, directly or indirectly, all of the direct and indirect interests in the underlying properties.
As described in Exhibit B, the CPA® REITs, through Property Venture, initially acquired a 24.7399% (direct and indirect) interest in Lower Tier, which owned 37 properties. The Property Venture paid a portion of the purchase price payable to the Seller for the underlying properties. The Seller retained the remaining 75.2601% (direct and indirect) interest in Lower Tier; however, the Property Venture and the Seller agreed to grant respective put and call offers to be exercised at later dates with respect to such remaining 75.2601% (direct and indirect) interest in Lower Tier. The exercise prices payable with respect to such put and call offers represents the remaining balance of the purchase price payable to the Seller for the underlying properties. Simultaneously, Lower Tier leased the underlying properties to the Operating Company owned by the Seller which operates “do-it-yourself” retail stores on the properties.
In addition, and as described in Exhibit B, as part of the transaction, the CPA® REITs and W. P. Carey & Co. LLC, through the Lending Venture, made a loan to the Seller. The amount of the loan equals the remaining balance of the purchase price payable to the Seller for the underlying properties. The amount of the loan also equals the exercise price for each of the respective put and call offers described above. Furthermore, the loan was secured by the Seller’s remaining 75.2601% (direct and indirect) interest in Lower Tier.
The CPA® REITs financed each part of the transaction (i.e., the loan from the Lending Venture to the Seller and the initial 24.7399% acquisition of the direct and indirect interest in Lower Tier) with two respective loans from the same third party lender (on substantially the same terms).
The lease payments from the Operating Company to Lower Tier are triple net and provide for very little variability. Prior to the exercise of the respective put and call offers described above, the Seller receives its share of operating cashflow distributed out of Lower Tier, which in turn is used to pay interest on the loan made by the Lending Venture to the Seller and then subsequently used to pay the interest on the loan received by the Lending Venture from the third party debt holder. Furthermore, a portion of the operating cashflow distributed out of the Lower Tier to the Property Venture is used to pay the interest on the loan received by the Property Venture from the third party debt holder. For accounting purposes, Lending Venture recorded the note receivable from the Seller and records interest income on the note receivable on a periodic basis.

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

Management intends to exercise the call rights as soon as practicable under the contract and believes that the Seller would exercise the put rights otherwise. In connection with the exercise of respective put and call offers and in order to avoid circular transfers of cash, the Seller, the Lending Venture and the Property Venture agreed that the Lending Venture or the Seller may elect upon the exercise of the respective put and call offers to have the loan from the Lending Venture to the Seller repaid by a deemed transfer of cash in an amount necessary to fully satisfy the Seller’s obligations to the Lending Venture and the Lending Venture shall be deemed to have transferred such funds to the Property Venture through a series of intercompany transfers by the CPA® REITs and the Property Venture shall be deemed to have satisfied its obligations under the respective put and call offers so as to thereafter own the Seller’s remaining 75.2601% (direct and indirect) interest in Lower Tier. Management intends to make such election as soon as practicable.
Effectively, the overall transaction results in the CPA® REITs receiving, on a combined basis, the economics of the underlying properties as if they were owned, directly or indirectly, 100% at acquisition.
For accounting purposes, Lower Tier is a VIE (equity owner protected from loss by put/call — FIN 46(R) par 5(b) (2)) and both it and Middle Tier are consolidated into Property Venture. The Lending Venture is a VIE (insufficient capital at risk) that, as a result of the put/call, is also consolidated into Property Venture. Viewed as a separate entity, Property Venture would not be a VIE — in which case, CPA 16 as managing member would consolidate under EITF 04-05. If viewed on a consolidated basis (i.e., after considering the consolidation of Lower Tier, Middle Tier and Lending Venture), it could be considered a VIE. In that case, management believes that CPA 16 would still consolidate the Property Venture under the related party rules of FIN 46 (R) contained in paragraphs 16-17. While none of the CPA® REITs would be the primary beneficiary under quantitative measures (i.e., >50%), the Property Venture is more closely aligned qualitatively to CPA 16 (which has a relatively higher percentage of foreign investments than either CPA 14 or the Company as well as a longer planned investment horizon, more consistent with the lease terms). The Company also observes that subsequent to the exercise of the put/call, none of the entities will be VIEs and CPA 16 would consolidate at that point under EITF 04-05.

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

Until the exercise of either the put/call, minority interests are reflected on the balance sheet, and an income allocation to the Seller’s retained interest (as a putable security under ASR 268) is also reflected as part of the lower tier property venture accounting. In addition, the Lending Venture has the loan receivable from the Seller on its balance sheet and recognizes interest income thereon. Neither of these can be legally offset nor are they eliminated in consolidation described above into the Property Venture or CPA 16.
Since CPA 16 consolidates, the CPA 14, the Company and W. P. Carey LLC account for their interests in Property Venture/Lending Venture under the equity method pursuant to EITF 03-16 and SOP 78-9.
Certifications
4.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include replacing the word “report” with the phrase “annual report” in paragraphs 2, 3, 4(a), 4(c), 4(d) and replacing the phrase “most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d). Please confirm that future filings will include certifications filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.
In response to the Staff’s comment, the Company confirms that the certifications included in future filings will follow the exact form outlined in Regulation S-K.
The Company also makes the following statements in response to your letter:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cicely LaMothe
Corporate Property Associates 15 Incorporated
November 19, 2008

Sincerely,

/s/ Mark J. DeCesaris
Mark J. DeCesaris
acting Chief Financial Officer
Enclosures

cc:	Jaime John Douglas Barzelay Thomas Wilkin

Exhibit A
Excerpts from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 14, 2008. Underlined sections represent added disclosures.
From page 9:
Note 3. Agreements and Transactions with Related Parties
Pursuant to an advisory agreement between the advisor and us, the advisor performs certain services for us including the identification, evaluation, negotiation, financing, purchase and disposition of investments, our day-to-day management and the performance of certain administrative duties. The advisory agreement between the advisor and us provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1% per annum of average invested assets as defined in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted stock at the option of the advisor. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published net asset value per share as approved by our board of directors. For 2008 and 2007, the advisor elected to receive its performance fees in restricted shares of our common stock. We incurred base asset management fees of $4 million and $3.9 million for the three months ended September 30, 2008 and 2007, respectively, and $11.9 million and $11.5 million for the nine months ended September 30, 2008 and 2007, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. As of September 30, 2008, the advisor owned 6,819,807 shares (5.3%) of our common stock.
From pages 23-24:
Financing Activities — In addition to making scheduled mortgage principal payments and paying distributions to shareholders and minority partners, we refinanced an existing $16.8 million non-recourse mortgage loan for $25 million. We also used $0.8 million of the proceeds from the sale of a domestic property to partially defease another existing non-recourse mortgage obligation. We also received $14.4 million as a result of issuing shares through our dividend reinvestment and share purchase plan and used $35.8 million to purchase treasury shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations.
We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We currently limit the number of shares we may redeem during any rolling twelve-month period to a maximum of 5% of our total outstanding shares during that period. In addition, our ability to effect redemptions is subject to our having available cash to do so. We limit the cash we use for redemptions to the amount of proceeds we receive from the issuance of shares through our distribution reinvestment plan plus up to 1% of our operating cash flow from the prior fiscal year.

At the beginning of our redemption program, we redeemed shares at a price of $10.00 per share less a surrender charge. Once we began to obtain estimated annual net asset valuations of our portfolio, we redeemed shares at the most recently published estimated net asset value per share, as approved by our board of directors, less a surrender charge, which is currently fixed at 7%. We obtain estimated net asset valuations on an annual basis. As of the date of this report, our most recent estimated net asset value per share was $12.20, which is as of December 31, 2007. We calculate net asset value per share based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of the mortgages encumbering our assets, estimated disposition costs (including estimates of expenses, commissions and fees payable to the advisor), and an estimate of our other assets and liabilities as of the date of calculation. Our estimate of net asset value involves significant estimates and management judgments, and there can be no assurance that shareholders would realize $12.20 per share if we were to be liquidated today.
As noted above, our ability to effect redemptions is subject to our having sufficient available cash. We have recently experienced an increase in redemption requests as compared to prior years, which we believe is in part due to shareholders having greater liquidity needs in the wake of the current credit crisis. As of the date of this report, we have remaining availability to effect redemptions within the 5% limit; however, if redemption requests increase materially, we may not be able to satisfy all redemption requests. As of September 30, 2008, redemptions totaled approximately 3% of total shares outstanding on a rolling twelve-month period.

EXHIBIT B

HELLWEG
Ownership Structure as of Acquisition